April 22, 2025

Zhang Guowei
Chief Executive Officer
Jingbo Technology, Inc.
Floor 1 to 6, No. 1 to 10 Chuangyi Road
Yinhu Village, Shoujiang Town
Fuyang District, China 310000

       Re: Jingbo Technology, Inc.
           Form 10-K/A for the Fiscal Year Ended February 29, 2024 Form 10-K for the Fiscal Year Ended February 29, 2024
           Response dated April 8, 2025
           File No. 000-56570
Dear Zhang Guowei:

       We have reviewed your April 8, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
25, 2025 letter.

Amendment 3 to Form 10-K/A for the Fiscal Year Ended February 29, 2024 Financial Information Related to the Consolidated VIE, Trusts and Partnerships, page 9

1. We note your revised disclosures in response to prior comment 2. Please revise the table to include a column for the Huixin WFOE and present your equity investment interest in, and your share of Huixin WFOE's net income or losses. Explain why your schedules of Selected Condensed Consolidated Balance Sheets Information do not
       include a separate line item and eliminating adjustments for the Parent's investment in
       Huixin WFOE. In addition, the table should present Huixin WFOE's economic
       interest in the VIE   s business operations through contractual
agreements between the
       VIEs and Huixin WFOE. That is, Huixin WFOE should present the service fee income and related receivable due from the VIE to the WFOE from the date the
 April 22, 2025
Page 2

       Exclusive Business Corporation Agreement was signed (i.e., WOFE's share of VIEs'
       income or losses). Lastly, refer to all schedules, including the header, as condensed
       "consolidating" financial data. Consider reordering the table to start with the parent, then the WOFE and the VIEs accordingly. Supplementally provide us with revised tables.
Item 1A. Risk Factors
"We do not have direct ownership of some of our operating entities in Chinese Mainland, but exercise control over...", page 19

2. We note your revised disclosures in response to prior comment 4 that state "As a result, through such contractual arrangements with the VIE and its shareholders, we are the primary beneficiary of the VIE, and, therefore, consolidate the financial results of the VIE in our consolidated financial statements in accordance with all of our current revenue is derived from our VIE in Chinese Mainland." Your disclosures
       appear to infer ownership over the VIEs (e.g.,    our VIE   ). Please
refrain from using
       terms such as    we    or    our    when describing activities or
functions of a VIE.
Item 9. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosure
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedure,, page 72

3. We note your revised disclosures in response to prior comment 5 state "Based on this evaluation of our disclosure controls and procedures as of February 28, 2024, our management concluded that our disclosure controls and procedures as of such date are effective at the reasonable assurance level." We also note from your disclosures that there are material weaknesses and management concluded that your internal controls over financial reporting were not effective as of February 29, 2024. Please help us better understand how you were able to conclude that your disclosure controls and procedures are effective when there are material weaknesses in your internal controls over financial reporting.
       Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-
551-3488 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology